Exhibit 13

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	March 31,
	2003	December 31,
	(Unaudited)	2002

ASSETS
Investments in hotel properties	$2,943,118	$3,020,909
Accumulated depreciation	(467,021)	(460,972)

	2,476,097	2,559,937
Restricted cash	22,021	20,365
Investments in and advances to affiliates	41,714	41,714
Note receivable from Interstate Hotels & Resorts	—	42,052
Prepaid expenses and other assets	37,007	39,197
Accounts receivable, net of allowance for doubtful accounts of $771 and $848	69,765	56,828
Cash and cash equivalents	65,481	33,889

	$2,712,085	$2,793,982

LIABILITIES AND PARTNERS’ CAPITAL
Long-term debt	$1,294,908	$1,296,597
Notes payable to MeriStar Hospitality Corporation	357,602	357,505
Accounts payable and accrued expenses	105,855	104,677
Accrued interest	40,744	52,907
Due to Interstate Hotels & Resorts	10,593	10,500
Other liabilities	17,848	15,967

Total liabilities	1,827,550	1,838,153

Minority interests	2,635	2,624
Redeemable OP units at redemption value, 3,357,748 and 4,194,925 outstanding	24,945	38,205
Partners’ capital — Common OP Units, 46,067,896 and 45,230,719 issued and outstanding	856,955	915,000

	$2,712,085	$2,793,982

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(Dollars in thousands, except per unit amounts)

	Three Months Ended
	March 31,

	2003	2002

Revenue:

Hotel operations:
Rooms	$158,260	$164,740
Food and beverage	62,830	60,988
Other hotel operations	18,879	18,802
Office rental, parking and other revenue	3,197	4,301

Total revenue	243,166	248,831

Hotel operating expenses:
Rooms	38,586	37,524
Food and beverage	46,086	43,567
Other hotel operating expenses	11,125	10,519
Office rental, parking and other expenses	641	761

Other operating expenses:
Administrative and general	42,551	42,233
Property operating costs	36,980	35,622
Depreciation and amortization	28,706	29,564
Loss on asset impairments	56,677	—
Property taxes, insurance and other	20,269	19,582
Loss on fair value of non-hedging derivatives	—	4,735
Write-off of deferred financing costs	—	1,529

Operating expenses	281,621	225,636

Operating (loss) income	(38,455)	23,195
Interest expense, net	34,876	34,622

Loss before minority interests, income taxes, and discontinued operations	(73,331)	(11,427)
Minority interests	(11)	(11)
Income tax benefit	144	270

Loss from continuing operations	(73,198)	(11,168)
Income from discontinued operations, net of income taxes of $21	—	844

Net loss	$(73,198)	$(10,324)

Preferred distributions	$(141)	$(141)

Net loss applicable to common unitholders	$(73,339)	$(10,465)

Net loss applicable to general partner unitholders	$(68,125)	$(9,585)

Net loss applicable to limited partner unitholders	$(5,214)	$(880)

Earnings per unit:

Basic:
Loss from continuing operations	$(1.50)	$(0.23)
Income from discontinued operations	—	0.01

Net loss	$(1.50)	$(0.22)

Diluted:
Loss from continuing operations	$(1.50)	$(0.23)
Income from discontinued operations	—	0.01

Net loss	$(1.50)	$(0.22)

                                   See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(Dollars in thousands)

	Three Months Ended
	March 31,

	2003	2002

Operating activities:
Net loss	$(73,198)	$(10,324)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	28,706	30,592
Loss on asset impairments	56,677	—
Write-off of deferred financing costs	—	1,529
Loss on fair value of non-hedging derivatives	—	4,735
Minority interests	11	11
Amortization of unearned stock-based compensation	976	880
Unrealized gain on interest rate swaps recognized in net loss	(2,055)	(2,887)
Deferred income taxes	(682)	(281)

Changes in operating assets and liabilities:
Accounts receivable	(12,937)	(12,254)
Prepaid expenses and other assets	1,416	1,634
Due from/to Interstate Hotels & Resorts	93	(224)
Accounts payable, accrued expenses, accrued interest and other liabilities	(9,236)	(4,270)

Net cash (used in) provided by operating activities	(10,229)	9,141

Investing activities:
Investments in hotel properties	(8,622)	(12,292)
Proceeds from sales of assets	12,650	—
Net payments from (advances to) Interstate Hotels & Resorts	42,052	(9,000)
(Increase) decrease in restricted cash	(1,656)	2,952
Other, net	(299)	—

Net cash provided by (used in) investing activities	44,125	(18,340)

Financing activities:
Deferred financing costs	—	(3,131)
Proceeds from issuance of long-term debt	—	234,545
Principal payments on long-term debt	(1,889)	(220,901)
Contributions from partners	—	3,155
Repurchase of units	—	(409)
Distributions paid to partners	(141)	(1,264)

Net cash (used in) provided by financing activities	(2,030)	11,995

Effect of exchange rate changes on cash and cash equivalents	(274)	(271)
Net increase in cash and cash equivalents	31,592	2,525
Cash and cash equivalents, beginning of period	33,889	23,441

Cash and cash equivalents, end of period	$65,481	$25,966

Supplemental Cash Flow Information

Cash paid for interest and income taxes:
Interest, net of capitalized interest	$46,989	$38,288

Income taxes	$207	$82

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(Amounts in thousands, except per unit and unit amounts)

1.          Organization

      MeriStar Hospitality Operating Partnership, L.P. is the subsidiary operating partnership of MeriStar Hospitality Corporation (“MeriStar Hospitality,” which is a real estate investment trust, or REIT). We own a portfolio of upscale, full-service hotels and resorts in the United States and Canada. Our portfolio is diversified geographically and by franchise and brand affiliations. As of March 31, 2003, we owned 106 hotels, with 27,432 rooms, all of which were leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc. (“Interstate Hotels”).

      Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage all of our hotels. Under these management agreements, the taxable subsidiaries pay a management fee to Interstate Hotels for each property. The taxable subsidiaries in turn make rental payments to us under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to 1.5% of total hotel revenue. All of the agreements, except for two agreements with terms that renew annually, have an initial term of 10 years with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

2.          Summary of Significant Accounting Policies

      Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2002. Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

      In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

      Principles of Consolidation. We adopted the Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” on January 1, 2003. The interpretation addresses how to identify variable interest entities and when to consolidate those entities. Consolidation of variable interest entities is required by the primary beneficiary. We do not have an interest in any variable interest entities.

      Held for Sale Properties. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

      We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the held for sale properties on our consolidated balance sheet.

      Impairment or Disposal of Long-Lived Assets. We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on January 1, 2002. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement, including any gain or loss recognized, to be recorded as discontinued operations.

      The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

      We adopted the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. As part of our strategy includes the disposition of certain hotel assets, all of which are managed under agreements which typically include termination penalty clauses with Interstate Hotels, we may incur termination obligations related to our asset dispositions. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided to Interstate Hotels. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale and will be included in discontinued operations. For further discussion of potential termination obligations, see “Asset Dispositions” included in Item 2 of this Quarterly Report on Form 10-Q.

      Gains and Losses From Extinguishments of Debt. We adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections,” on January 1, 2003. The rescission of SFAS No. 4 and No. 64 requires that all gains and losses from extinguishments of debt be classified as extraordinary only if the gains and losses are from unusual or infrequent transactions. It also requires prior period gains or losses that are not from unusual or infrequent transactions to be reclassified as an operational expense. Adoption of the standard did not have a material impact on our results of operations for the three months ended March 31, 2003.

      Stock-Based Compensation. We adopted the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended in December 2002 by SFAS No. 148, on January 1, 2003 for new stock options issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and forward. Adoption of the standard did not have a significant impact on our results of operations or financial condition. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these compensation awards at market value, no compensation cost has been recognized. For our other equity-based compensation plans, we record the fair value of the cost at the time of issuance and recognize compensation expense over the respective vesting periods.

      Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of SFAS No. 123, as amended by SFAS No. 148, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows:

	Three Months Ended
	March 31,

	2003	2002

Net loss, as reported	$(73,198)	$(10,324)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	929	1,891
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,081)	(2,137)

Net loss pro forma	$(73,350)	$(10,570)

Earnings per unit:
Basic, as reported	$(1.50)	$(0.22)
Basic, pro forma	$(1.50)	$(0.22)

Diluted, as reported	$(1.50)	$(0.22)
Diluted, pro forma	$(1.50)	$(0.22)

      The effects of applying SFAS No. 123 for disclosing pro forma compensation costs may not be representative of the actual effects on reported net income and earnings per share in future periods.

      Accounting for Guarantees. We adopted FASB FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, on January 1, 2003. The interpretation requires disclosures, which we have included in Footnote 9, “Commitments and Contingencies.” The interpretation also requires recognition of liabilities at their fair value for newly issued guarantees. As we did not issue any new guarantees during the three months ended March 31, 2003, the adoption did not have a material impact on our results of operations or financial condition.

3.          Comprehensive Loss

      Comprehensive loss was $72,140 and $5,066 for the three months ended March 31, 2003 and 2002, respectively. Comprehensive loss consisted primarily of net loss ($73,198 and $10,324 for the three months ended March 31, 2003 and 2002, respectively), foreign currency translation adjustments, and in 2002 a $5,246 fair value adjustment for derivatives.

4.          Investments in Hotel Properties

      Investments in hotel properties consisted of the following:

	March 31,	December 31,
	2003	2002

Land	$281,461	$288,611
Buildings	2,287,118	2,351,769
Furniture, fixtures and equipment	331,406	344,541
Construction-in-progress	43,133	35,988

	$2,943,118	$3,020,909

      For the three months ended March 31, 2003 and 2002, we capitalized interest of $779 and $919, respectively.

      In late 2002, due to changes in economic conditions and the decision to market non-core assets as part of our program to sell assets that do not fit our long-term strategy, we performed an analysis to determine the recoverability of each of our hotel properties. Assets we have identified as “non-core” typically have one or more of the following characteristics: limited future growth potential, secondary market locations, secondary brand affiliations, higher than average future capital expenditure requirements, or an over-weighted market location.

      We recognized an impairment loss in 2002 on certain non-core assets we were then actively marketing. Late in the first quarter of 2003, we expanded our asset sales program to include a total of 16 non-core assets. We recognized an impairment loss of $56,677 related to these 16 hotels during the three months ended March 31, 2003.

      Subsequent to March 31, 2003, we identified an additional 19 non-core assets that we plan to dispose of. As a result of this change in our expected holding period for these assets, we updated our impairment analysis regarding these 19 assets. Based on expected net sales proceeds, we expect to incur an impairment charge of approximately $155,000 to $175,000 in the second quarter of 2003.

      The impairment charges discussed above are based on our estimates of the fair value of the properties we plan to dispose of. These estimates require us to make assumptions about the sales prices that we expect to realize for each property as well as the timing of a potential sale. In making these estimates, we consider the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. Actual results could differ materially from these estimates.

5.          Investments in and Advances to Affiliates

      In 1999, we invested $40,000 in MeriStar Investment Partners, LP (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our investment is in the form of a preferred partnership interest, in which we receive a 16% preferred return on our investment. We account for this investment using the cost method. As of March 31, 2003, cumulative preferred returns of $12,840 were due from MIP. We have included this receivable in accounts receivable on the accompanying consolidated balance sheet. We evaluate the collectibility of our preferred return based on the underlying value of the hotel properties and our preference to distributions. On March 27, 2003, MIP completed a refinancing of its long-term debt, which allows the release of excess cash flow to pay our preferred return currently. We expect to begin receiving distributions representing payments of our current return during the second quarter of 2003. In the future, we expect that our cumulative unpaid preferred returns will be paid from excess cash flow above our current return and from potential disposition proceeds in excess of debt allocated to individual assets. Given the current economic environment, we do not expect the partnership’s operations to provide adequate cash flow in the near term for significant repayments of our cumulative unpaid preferred returns.

6.          Long-Term Debt and Notes Payable to MeriStar Hospitality

      Long-term debt consisted of the following:

	March 31,	December 31,
	2003	2002

Senior unsecured notes	$950,000	$950,000
Secured facility	313,270	314,626
Mortgage debt and other	37,498	38,030
Unamortized issue discount	(5,860)	(6,059)

Long-term debt	$1,294,908	$1,296,597

Notes payable to MeriStar Hospitality	$359,300	$359,300
Unamortized issue discount	(1,698)	(1,795)

Notes payable	$357,602	$357,505

Total long-term debt and notes payable to MeriStar Hospitality	$1,652,510	$1,654,102

Aggregate future maturities as of March 31, 2003 were as follows:

2003 (nine months)	$6,776
2004	170,715
2005	8,666
2006	9,407
2007	213,514
Thereafter	1,243,432

	$1,652,510

      As of March 31, 2003, all of our debt bore fixed rates of interest. Our overall weighted average interest rate was 8.6%. The fair value of our fixed rate long-term debt was $1,419,651 at March 31, 2003. We determined fair value based on market prices as of March 31, 2003.

      Senior unsecured notes. The notes are unsecured obligations of certain subsidiaries of ours, and we guarantee payment of principal and interest on the notes. These notes contain various restrictive incurrence covenants, limiting our ability to transact certain business activities, including additional borrowings, if specific financial thresholds are not achieved. One of those thresholds is maintaining a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity). As of March 31, 2003, our fixed charge coverage ratio was 1.5 to 1, and therefore we were not able to enter into certain transactions. These limitations include the repurchase of our stock, the issuance of any preferred stock, the payment of dividends (unless required to maintain our status as a REIT), the incurrence of any additional debt, or the repayment of outstanding debt before it comes due.

      There are certain exceptions, or “carve-out,” features with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We currently have the ability to incur $300,000 of secured non-recourse financing within restricted subsidiaries. Proceeds within the restricted subsidiaries could not be used to retire MeriStar Hospitality’s convertible notes and our notes payable to MeriStar Hospitality prior to their maturity but could be used to repay them at maturity. Additionally, we are permitted to invest five percent of consolidated net tangible assets in an unrestricted subsidiary. We would then be able to leverage the properties contributed to the unrestricted subsidiary and could use any proceeds from new financings to retire MeriStar Hospitality’s convertible notes and our notes payable to MeriStar Hospitality prior to their maturity. We also have a general carve-out to incur $50,000 of any type of additional debt within a restricted subsidiary.

      Credit facility. On October 29, 2002, we entered into a new three-year $100,000 senior revolving credit facility, secured by the equity interest in most of our subsidiaries. The initial interest rate is LIBOR plus 388 basis points. We terminated our previous credit facility with this new revolving credit facility and wrote off $1,615 of deferred financing costs related to this termination. As of March 31, 2003, there were no outstanding borrowings on the new facility.

      This facility contains customary compliance measures we must meet in order to borrow on the facility, which became more stringent on a quarterly basis beginning in the first quarter of 2003. The sale of two hotels during the fourth quarter of 2002 and one in January 2003, as well as the settlement of our note receivable with Interstate Hotels, impacted our leverage covenant due to the loss of trailing 12-month EBITDA (as defined in the credit agreement) on a pro forma basis. We have obtained a waiver of compliance with this leverage covenant from our lending group through May 20, 2003. We currently intend to request an extension of the waiver for a 90-day period. Because we do not anticipate needing to draw under the bank line or having borrowing capacity to do so in the near term, we expect to significantly reduce or terminate the facility. We have approximately $1,400 of unamortized capitalized financing costs related to this facility as of March 31, 2003. These costs, or a significant portion thereof, would be written off if we decide to terminate or significantly reduce the facility.

      Secured facility. We completed a $330,000 10-year non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and funding of capital expenditures. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income after payment of FF&E reserves and franchise fees (“NOI”) for the trailing twelve months declines below $57,000. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. Approximately $8,800 of cash was held in escrow under this provision as of March 31, 2003. Additional amounts continue to be held in escrow. The security agreement permits us to substitute unleveraged properties into the portfolio in place of existing properties in order to increase the NOI to a level at which the portfolio will meet this requirement. We have begun discussions with the servicer regarding this substitution. We are also in the process of negotiating the release of up to $5,000 of cash held in escrow for funding of capital expenditures on the 19 encumbered properties.

      Derivatives. We have exposure going forward as the change in fair value of our non-hedging derivatives will have an impact on our operations. As of March 31, 2003, we had two non-hedged swap agreements with notional principal amounts totaling $200,000. These swap agreements are currently being marked to market through our statement of operations. During the three months ended March 31, 2003 and 2002, we recognized $2,055 and $2,887, respectively, of income related to the decrease in fair value of these interest rate swaps. For the three months ended March 31, 2003 and 2002, we made cash payments on these swaps of $2,105 and $2,876, respectively. The change in fair value and the swap payments are netted together on our statement of operations and included in net interest expense. The fair value of these swap agreements was a liability of $1,922 at March 31, 2003, and is included in other liabilities in the accompanying consolidated balance sheets.

      On April 14, 2003, one swap agreement with a notional principal amount of $100,000 expired with no significant impact on our results of operations or financial condition. The remaining swap with a notional principal amount of $100,000 expires in July 2003. As of March 31, 2003, the fair value of the liability related to this swap was $1,456. At that time, the 30-day LIBOR was 1.03%. If LIBOR remains at that rate through the expiration of the swap in July 2003, we would make additional cash payments of approximately $1,200. If LIBOR increases or decreases by 50 basis points during this same period, our payments would decrease or increase by approximately $100.

7.          Partnership Units and Minority Interests

      OP Units. Our partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units (POPs).

      Common OP Unit holders converted 787,000 of their OP Units, with a value of $18,109, into MeriStar Hospitality’s common stock during the three months ended March 31, 2003. There were no conversions for cash during the quarter.

      POPs totaling 50,000 were relinquished in connection with the formal separation of management functions with Interstate Hotels during the three months ended March 31, 2003. MeriStar Hospitality also issued 50,000 shares of its common stock to an employee in connection with the separation.

8.          Earnings Per Unit

      The following table presents the computation of basic and diluted earnings per unit:

	Three Months Ended
	March 31,

	2003	2002

Basic and Diluted Earnings Per Unit Computation:
Net loss from continuing operations	$(73,198)	$(11,168)
Dividends paid on unvested MeriStar Hospitality restricted stock	—	(2)
Preferred distributions	(141)	(141)

Loss available to common unitholders	(73,339)	(11,311)
Weighted average number of OP Units outstanding	49,033	48,670

Basic and diluted loss per unit from continuing operations	$(1.50)	$(0.23)

      For the three months ended March 31, 2003 and 2002, 7,086 and 5,173 units, respectively, were excluded from the calculation of diluted earnings per unit as the effect of their inclusion would be anti-dilutive.

9.          Commitments and Contingencies

      Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

      Minimum Lease Payments. We lease the land at certain of our hotels under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of March 31, 2003 were as follows:

2003 (nine months)	$1,078
2004	1,437
2005	1,440
2006	1,427
2007	1,427
Thereafter	56,368

$63,177

      Our obligations under other operating lease commitments, primarily for equipment, are not significant.

      We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of March 31, 2003 were as follows:

2003 (nine months)	$3,523
2004	4,428
2005	2,896
2006	2,027
2007	1,456
Thereafter	1,929

$16,259

10.          Dispositions

      We sold five hotels during 2002. In January 2003, we sold one hotel classified as held for sale at December 31, 2002. Operating results for these six hotels have been reclassified as discontinued operations for the three months ended March 31, 2002. Revenue of $7,305 and pre-tax income of $865 is included in discontinued operations for 2002 related to these six hotels. Results of operations for the three months ended March 31, 2003 for the one hotel sold in January were insignificant and were therefore included in continuing operations. In April 2003, we completed the sale of another hotel for approximately $3,100.

11.          Consolidating Financial Statements

      Certain of our subsidiaries and MeriStar Hospitality are guarantors of our senior unsecured notes. Certain of our subsidiaries are guarantors of MeriStar Hospitality’s unsecured subordinated notes. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents our supplementary consolidating financial statements, including each of our guarantor subsidiaries. This exhibit presents our consolidating balance sheets as of March 31, 2003 and December 31, 2002, consolidating statements of operations for the three months ended March 31, 2003 and 2002, and consolidating statements of cash flows for the three months ended March 31, 2003 and 2002.